Exemption number: 82 4639

# KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00



| | | | |
|---|---|---|---|
| *Att:* | Division of Corporation Finance | | |
| *Company:* | United States Securities and Exchange Commission | *Phone:*<br>*Fax:* | *1 202 94 22 990*<br>*1 202 94 29 624* |
| *From:* | Andrzej Kowalczyk (contact name) Vice President of the Management Board | *Phone:* | *(48 76) 847 82 13* |
| *Company:* | KGHM Polska Miedź S.A. | *Fax:* | *(48 76) 847 82 05* |
| *E-mail:* | | | |
| *Date:* | 1 July 2004 | *No of sheets:* | 2 |

Current report 35/2004

04035208

SUPPL

The Management Board of KGHM Polska Miedź S.A. announces that the Supervisory Board of the Company, at its meeting on 30 June 2004, approved an adjustment to the Company Budget for 2004 (approved by the Supervisory Board on 27 January 2004 - current report nr 5/2004 dated 29 January 2004) as presented by the Management Board of the Company.

The following assumptions were approved related to the average annual metals prices in 2004:
- copper 2 550 USD/t (an increase of 550 USD/t),
- silver 193 USD/kg (change + 32 USD/kg).

The assumed PLN/USD exchange rate remained unchanged, at 3.80 PLN/USD.
The adjustment to the Budget anticipates an increase in production volume: from 532 thousand tonnes to 545 thousand tonnes of electrolytic copper, and respecting silver, from 1 173 tonnes to 1 255 tonnes. Expenditures on tangible investments remain unchanged and amount to PLN 590 mln.
It is anticipated that the cost of producing 1 tonne of electrolytic Cu in 2004 will be higher than that realised in 2003 and assumed in the prior Budget, which is mainly due to an increase in the price of scrap (higher copper prices) and in materials supplies, as well as to higher labor costs.

The adjusted Budget assumes an increase in the financial results of KGHM Polska Miedź S.A.:
- revenues from the sale of products, goods and materials, from PLN 5 173 mln to PLN 5 920 mln,
- profit before taxation, from PLN 805 mln to PLN 1 639 mln,
- net profit, from PLN 652 mln to PLN 1 342 mln.

The Budget does not reflect income and costs or changes in the profit and loss account related to any eventual transactions concerning telecommunications assets.



dlw 7/6

Exemption number: 82 4639

With respect to the Budget assumptions discussed at the Supervisory Board meeting of 7 June 2004 (presented in current report nr 30/2004 dated 7 June 2004), these changes mainly relate to an adjustment of copper prices, from a level of 2 438 USD/t to 2 550 USD/t.

Legal basis:
art.81, section 1, point 2 of the Securities Act of 21 August 1997 - Dz. U. Nr 118, poz. 754 with later changes

WICEPREZES ZARZĄDU
*Andrzej Kowalczyk*

I WICEPREZES ZARZĄDU
*Jarosław Andrzej Szczepek*